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                            August 31, 2020

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Equity REIT, LLC
       11 DuPont Circle, NW, 9th Floor
       Washington, DC 20036

                                                        Re: Fundrise Equity
REIT, LLC
                                                            Offering Statement
on Form 1-A
                                                            Response Dated
August 20, 2020
                                                            File No. 024-11255

       Dear Mr. Miller:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our July 28, 2020 letter.

       Form 1-A filed July 1, 2020

       Note 3. Investments in Equity Method Investees, page F-13

   1. We note that you have non-controlling member interests in entities in which you own in excess of 50%,
including Amira JV LP. Please tell us how you determined that it was appropriate to account
for these entities under the equity method, citing relevant
                                                        accounting literature.
 Benjamin S. Miller
FirstName LastNameBenjamin
Fundrise Equity REIT, LLC S. Miller
Comapany
August 31, NameFundrise
           2020         Equity REIT, LLC
August
Page 2 31, 2020 Page 2
FirstName LastName
       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Mark Schonberger